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                      TELE NORTE CELULAR PARTICIPACOES S.A.
                           CNPJ/MF: 02.558.154/0001-29
                              NIRE: 53.300.00576-1

                              AMAZONIA CELULAR S.A.
                           CNPJ/MF: 02.340.278/0001-33
                              NIRE: 15.300.01829-3



                          M A T E R I A L    F A C T

In compliance with CVM Instruction 358, dated as of January 03, 2002, Tele Norte Celular Participacoes S.A. and Amazonia Celular S.A. make public that, they became aware, on March 18, 2005, that CVC/Opportunity Equity Partners, Ltd. filed a declaration before the competent authorities of the Cayman Islands informing its substitution as general partner of CVC/Opportunity Equity Partners, L.P., and the appointment of Citigoup Venture Capital International Brazil, LLC as the new manager of CVC/Opportunity Equity partners, L.P.

CVC/Opportunity Equity Partners, L.P. is a limited partnership, duly incorporated in Cayman Islands, that holds a stake in Tele Norte Celular Participacoes S.A. and Futuretel S.A., being the latter a company which integrates the controlling corporate structure of of Tele Norte Celular Participacoes S.A. and Amazonia Celular S.A.

                            Brasilia, March 19, 2005.
                             Belem, March 19, 2005.


                      TELE NORTE CELULAR PARTICIPACOES S.A.
                           Ricardo Del Guerra Perpetuo
                           Investor Relations Officer

                              AMAZONIA CELULAR S.A.
                           Ricardo Del Guerra Perpetuo
                           Investor Relations Officer



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